                                                                    EXHIBIT 7(8)

        SUMMARY OF SELECTION PROVISIONS OF PROPERTY SETTLEMENT AGREEMENT

      Following is a summary of salient provisions relating to the transfer, voting rights and right of first refusal of Action Performance common stock which are contained in the Property Settlement Agreement, dated January 10, 2005 between Fred W. Wagenhals and Lisa K. Wagenhals (the "Agreement").

      1. Fred W. Wagenhals ("Husband") and/or Lisa K Wagenhals ("Wife") have ownership interests by way of individual ownership, limited partnerships, family trusts and possibly other entities of 1,813,600 shares of stock (the "Action Shares") of Action Performance Companies, Inc., an NYSE listed Arizona corporation ("Action").

      2. Within fifteen (15) business days after the entry of the decree of dissolution the 1,813,600 Action Shares shall be transferred and equally distributed as follows: 906,800 Action Shares to Husband, and 906,800 Action Shares to Wife. Husband and Wife shall retain their respective Action Shares as his/her respective separate property, free and clear of any claim, right, title or interest of the other party, except as to Husband's right of first refusal and voting rights. Wife shall, within ten (10) business days from the execution of the Agreement, execute and deliver to Husband a Right of First Refusal Agreement and her proxy, satisfactory in form and substance to Husband. In connection with the Right of First Refusal Agreement the Action Shares being distributed to Wife shall be transferred directly into escrow with a mutually agreeable escrow agent, pursuant to an escrow agreement which will be negotiated and executed by the parties within ten (10) business days from the execution of the Agreement. In the event the parties cannot mutually agree upon an escrow agent, Wife's Action shares shall not be transferred to Wife until an escrow agent to hold such shares on behalf of Wife has been determined. In the event of disagreement, the selection of an escrow agent and terms of the escrow agreement shall be submitted forthwith to the American Arbitration Association for binding arbitration. In consideration of the foregoing, so long as Husband is the CEO of Action Performance and/or an officer in Action Performance, Wife grants to Husband the sole and exclusive right to vote on Wife's behalf or on behalf of any trusts and/or limited partnerships or any other business or entity in which Wife is owner, member, trustee, beneficiary or otherwise, all of the Action Shares, or shares of stock or evidence of ownership in any successor entity to Action, transferred and/or distributed to Wife, either directly or in trust or as stated above, pursuant to the Agreement in accordance with the voting of her shares according to Husband's voting instructions. Wife shall take no steps to interfere with or obstruct Husband's right to vote such Action shares as provided for in the Agreement. If for any reason Husband cannot directly vote all or some portion of Wife's Action Shares Wife shall vote such Action Shares as directed by Husband.

      In the event Husband is not entitled to vote the Wife's Action shares on Wife's behalf or on behalf of any trust and/or limited partnerships or any other business or entity in which Wife is owner, member, trustee, beneficiary or otherwise, because Husband is no longer CEO of Action Performance and/or an officer in Action Performance, all voting rights of Wife in the Action shares shall revert to the Wife and the above-referenced Right of First Refusal and escrow agreements and Wife's proxy shall terminate. In the event Husband dies while still entitled to vote on behalf of Wife any of Wife's Action shares, from the date of Husband's death and thereafter Wife shall be entitled to vote Wife's Actions shares.

      Unless requested by Husband in writing, Wife shall not attend any board meetings or other corporate meetings of Action Performance..

      3. With respect to the division and transfer of the Action Shares, the parties shall take any and all necessary action and execute any and all necessary documents, individually and/or as trustees or otherwise, so as to effectuate the division and transfer of Action Shares provided for by this Agreement, including but not limited to their respective individual interests and/or in their capacities as trustees and/or partners or otherwise relative to any trusts or limited partnerships which they individually, or together, controlled prior to the date of the Agreement. The parties shall act so as to minimize any adverse tax impact thereon, and any resultant tax obligation associated therewith so as to effect the distribution shall be equally shared by Husband and Wife. The assignment, transfer and distribution of the Action Shares as provided in above shall be accomplished within ten (10) days following the date of the Agreement.

      4.    As it relates to Husband and/or Wife's interest in stock options:

            A. If, as, and when benefits become payable to the Husband pursuant to stock option plan(s) of Action for the stock options not yet exercised, the Wife shall receive fifty percent (50%) interest in each of the Husband's currently vested stock options limited solely to [581,610] options as set forth in the Agreement, including any dividends, stock splits or other benefits attributable to such options. Husband shall not be required to exercise his fifty percent (50%) of the following stock options at any time and shall determine in his sole discretion when to exercise his options independent of when Wife would choose to exercise her fifty percent (50%) of the stock options.

      All of the Husband's current unvested and/or future stock options, as well as any and all amounts due or benefits of any kind or nature in connection with or Husband's employment agreement with Action or any other past, present or future employment or any other consulting or other agreements to which Husband is a party, shall be retained by Husband as his sole and separate property, free and clear of any right, claim or interest of Wife.

            B. Based on the parties' intent, the Wife's interest in the options set forth in part A above will be paid to her as follows:

                  (1) The Wife may exercise her fifty percent (50%) share of the above options at any time after the execution of the Agreement, subject to the provisions of the applicable stock option plan(s) and grants and/or availability thereof, and further subject to the Wife first paying over and/or otherwise causing the payment of the funds necessary to exercise said options.

                  (2) The Wife may elect to receive benefits in the form of securities or cash as permitted under the plan(s) and/or grants.

                  (3) Since the plan(s) will not make a direct payment to the Wife or her brokerage account, the Husband shall request such distribution upon receiving a written notice from the Wife. The Husband shall transfer the Wife's benefits to her or her brokerage account as she elects.

                  (4) The Wife shall be designated as the Husband's beneficiary as to the Wife's fifty percent (50%) share of the Husband's options. The Husband shall make a beneficiary designation to the plan(s) for the Wife's share of said options. If the Wife dies prior to receiving all benefits assigned to the Wife under the plan(s) and the Wife has not named a beneficiary to the Wife's share of Husband's benefits, then the Wife's share of the Husband's benefits will be paid to the Wife's estate or to such named beneficiary as Wife shall have designated in writing at the earliest date permitted by the Plan(s).

      If Husband's employment at Action is voluntarily terminated, he shall provide Wife with a minimum of sixty (60) days actual, effective notice of such termination. And, in the event Husband's employment with Action is involuntarily terminated, he shall provide Wife with actual, effective notice of said termination within five (5) days of his receipt of notice of termination.